SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company (Issuer))

MetLife Chile Acquisition Co. S.A.

an indirect wholly-owned subsidiary of

MetLife, Inc.

(Names of Filing Persons (Offerors))

Shares of Common Stock, without par value

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing

fifteen (15) shares of common stock, without par value

(Title of Class of Securities)

00709P108

(CUSIP Number of Class of Securities)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 578-2675

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian V. Breheny Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Paola Lozano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $985,132,028.90	U.S. $134,372.01

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $6.1476, the tender offer price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) (assuming the variable portion of the purchase price per Common Share would apply for ninety-two (92) days, pursuant to the Transaction Agreement between the Filing Persons and Banco Bilbao Vizcaya Argentaria S.A., dated as of February 1, 2013) by (ii) 160,246,605, the estimated maximum number of Common Shares (including those in the form of ADSs) that may be acquired in the Offer (which consists of 331,316,623 Common Shares issued and outstanding, less (x) 171,023,573 Common Shares held by Inversiones Previsionales S.A. and (y) 46,445 Common Shares held indirectly by MetLife, which will not be tendered into the Offer).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012 by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,345.78	Filing Party: MetLife Chile Acquisition Co. S.A.; MetLife, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO-T (this “Schedule TO”) relates to the offer (the “U.S. Offer”) by MetLife Chile Acquisition Co. S.A., a Chilean closed corporation (sociedad anónima cerrada) (“Purchaser”) that is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), to purchase:

(i) up to 100% of the issued and outstanding Common Shares, without par value, of Administradora de Fondos de Pensiones Provida S.A. (“Provida”), a Chilean corporation (sociedad anónima) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), and

(ii) up to 100% of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), each representing fifteen (15) Common Shares of Provida, from all holders, wherever located,

for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related ADS Letter of Transmittal and Common Share Acceptance Letter, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the mandatory tender offer rules of the Republic of Chile (“Chile”) to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

This Schedule TO is filed on behalf of MetLife and Purchaser. The information set forth in the U.S. Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the U.S. Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of the securities subject to the U.S. Offer is Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (sociedad anónima). Its principal executive offices are located at Pedro de Valdivia 100 Piso 16, Santiago, Chile, and its telephone number is (56-2) 2351-1200.

(b) This Schedule TO relates to the Common Shares and ADSs of Provida. According to Provida, as of June 30, 2013, there were 331,316,623 issued and outstanding Common Shares of Provida.

(c) The information concerning the principal market in which the Common Shares and ADSs are traded and certain high and low closing prices for the Common Shares and ADSs in the principal market in which the Common Shares and ADSs are traded set forth in the section of the U.S. Offer to Purchase “The U.S. Offer—Price Range of Common Shares and ADSs” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) through (c) This Schedule TO is filed by MetLife and Purchaser. The information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Certain Information Concerning MetLife and Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The information set forth in the section of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “The U.S. Offer—Terms of the U.S. Offer” and “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement” as well as other information regarding the Offers contained in the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) and (b) The information set forth in the sections of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The U.S. Offer—Terms of the U.S. Offer,” “The U.S. Offer—Certain Information Concerning Provida,” “The U.S. Offer—Certain Information Concerning MetLife and Purchaser,” “The U.S. Offer—Source and Amount of Funds,” “The U.S. Offer—Background of the Offers,” “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement” and “The U.S. Offer—Conditions to the U.S. Offer” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(1), (4), (6-7) The information set forth in the sections of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The U.S. Offer—Terms of the U.S. Offer,” “The U.S. Offer—Possible Effects of the Offers on the Markets for Common Shares and ADSs,” “The U.S. Offer—Background of the Offers,” “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement” and “The U.S. Offer—Conditions to the U.S. Offer” is incorporated herein by reference.

(c)(2-3), (5) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in the sections of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The U.S. Offer—Terms of the U.S. Offer,” and “The U.S. Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in the sections of the U.S. Offer to Purchase entitled “The U.S. Offer—Terms of the U.S. Offer,” “The U.S. Offer—Certain Information Concerning MetLife and Purchaser” and “The U.S. Offer—Background of the Offers” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in the sections of the U.S. Offer to Purchase entitled “The U.S. Offer—Background of the Offers,” “The U.S. Offer—Fees and Expenses” and “The U.S. Offer—Miscellaneous” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements of Purchaser and MetLife are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offers are not subject to any financing condition; and

(c) the Offers are for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) The information set forth in the sections of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “The U.S. Offer—Certain Information Concerning MetLife and Purchaser,” “The U.S. Offer—Background of the Offers,” “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement” and “The U.S. Offer—Miscellaneous” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the U.S. Offer to Purchase entitled “Summary Term Sheet,” “The U.S. Offer—Background of the Offers” and “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement” is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) The information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Possible Effects of the Offers on the Markets for Common Shares and ADSs” is incorporated herein by reference.

(a)(5) Not applicable.

(c) Not applicable.

ITEM 12.	EXHIBITS

Exhibit No.	Description

(a)(1)	U.S. Offer to Purchase, dated as of August 29, 2013.

(a)(2)	Form of ADS Letter of Transmittal (including Enclosed Form W-9).

(a)(3)	Form of Common Share Acceptance Letter (including Enclosed Form W-9).

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Letter to Clients.

(a)(7)	Form of Summary Advertisement, dated as of August 29, 2013.

(a)(8)	Press Release, dated as of August 29, 2013.

(b)	Not applicable.

(d)(1)	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A.*

(d)(2)	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013.*

(g)	Not applicable.

(h)	Not applicable.

99.1	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative.*

*	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2013

MetLife, Inc.

By:	/s/ William J. Wheeler
Name: William J. Wheeler Title: President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name: Randal W. Haase Title: Authorized Representative

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	U.S. Offer to Purchase, dated as of August 29, 2013.

(a)(2)	Form of ADS Letter of Transmittal (including Enclosed Form W-9).

(a)(3)	Form of Common Share Acceptance Letter (including Enclosed Form W-9).

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Letter to Clients.

(a)(7)	Form of Summary Advertisement, dated as of August 29, 2013.

(a)(8)	Press Release, dated as of August 29, 2013.

(d)(1)	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A.*

(d)(2)	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013.*

99.1	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative.*

*	Previously filed.

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